UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                      i shares: MSCI Chile Inv Mkt IDx FD
                                (Name of Issuer)


                              Exchange Traded Fund
                         (Title of Class of Securities)


                                   464286640
                                 (CUSIP Number)


                               December 31, 2009
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
|_|  Rule  13d-1(b)
|X|  Rule  13d-1(c)
|_|  Rule  13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 464286640                   13G
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Baring Asset Management Limited
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                        (a)  |_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United Kingdom

--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

NUMBER OF      -----------------------------------------------------------------
SHARES         6.    SHARED VOTING POWER
BENEFICIALLY
OWNED BY       -----------------------------------------------------------------
EACH           7.    SOLE DISPOSITIVE POWER
REPORTING
PERSON  WITH   -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       Less than 5%
--------------------------------------------------------------------------------
12.    TYPE OF REPORTING PERSON*

       IA
--------------------------------------------------------------------------------

Item 1
          (a).    Name of Issuer:
                  C/O Barclay's Global Fund Advisors

          (b).    Address of Issuer's Principal Executive Offices:
                  400 Howard Street
                  San Francisco, CA 94105

Item 2
          (a).    Name of Person Filing: Baring Asset Management Limited

          (b).    Address of Principal Business Office, or if None, Residence:
                  155 Bishopsgate
                  London, EC2M 3XY
                  United Kingdom

          (c).    Citizenship:United Kingdom

          (d).    Title of Class of Securities:
                  Exchange Traded Fund

          (e).    CUSIP Number:
                  464286640

Item  3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
          (c),  check  whether  the  person  filing  is  a:

          (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  Bank as  defined  in  section  3(a)(6)  of  the  Act  (15  U.S.C.
               78c).

          (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

          (e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

          (f) An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

          (g) A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

          (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  Group,  in  accordance  with  240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

          (a)  Amount beneficially owned:
                    With respect to the beneficial ownership, see items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

          (b)  Percent of class:
                    With respect to the beneficial ownership, see items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

          (c)  Number of shares as to which such person has:
                    With respect to the beneficial ownership, see items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

               (i)   Sole power to vote or to direct the vote:


               (ii)  Shared power to vote or to direct the vote:


               (iii) Sole power to dispose or to direct the disposition of:


               (iv)  Shared power to dispose or to direct the disposition of:

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

               N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               N/A

Item 8.   Identification  and  Classification  of Members of the Group.

               N/A

Item 9.   Notice of Dissolution of Group.

               N/A

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      Baring Asset Management Limited

Date: February 9, 2010                By: /s/ Christopher Biggins
                                          --------------------------------------
                                          Name Christopher Biggins
                                          Title Chief Compliance Officer